EXHIBIT 99.1

BrainsWay Announces Strategic Collaboration with Mindful Health Solutions

Latest Collaboration Comes Amid Progress in Other Strategic Initiatives, Including Follow-on Investment in Earlier Minority Stake Investment Target

BURLINGTON, Mass. and JERUSALEM, Nov. 02, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, announced a strategic collaboration with Mindful Health Solutions (“MHS”), an established provider of comprehensive behavioral health and interventional psychiatry services. In August, Mindful Health Solutions’ managed services organization was acquired by Radial Health, Inc. The combined management company, operating under the Radial banner, now supports the largest network of brain medicine clinics in the US, operating 27 locations across California, Missouri, New York, South Carolina, Tennessee, Texas and Washington.

The strategic collaboration aims to expand patient access to innovative, noninvasive mental health treatments including BrainsWay Deep TMS™ and the recently FDA-cleared accelerated SWIFT™ treatment protocol, as well as to explore opportunities to integrate Neurolief’s Proliv™Rx at-home neuromodulation therapy into broader patient care pathways.

In addition, the companies intend to build and facilitate physician education and clinical awareness through joint initiatives, including key opinion leader (KOL) programs, educational events, targeted outreach to healthcare professionals, and research into synergistic treatment approaches. The collaboration reflects a shared commitment to improving clinical outcomes and developing scalable models of care across both clinical and at-home settings.

“We are elated to collaborate with Mindful Health Solutions, an organization that shares our commitment to advancing interventional psychiatry and improving patient outcomes,” said Hadar Levy, Chief Executive Officer of BrainsWay. “We are proud to deepen our relationship with one of the country’s leaders in brain medicine research and real-world clinical operations. By combining our innovative technology and expanding neuromodulation portfolio with MHS’s clinical expertise, we see meaningful opportunities to accelerate the adoption of powerful existing therapies we currently offer as well as to potentially identify new treatment approaches.”

The collaboration comes after additional progress in BrainsWay’s broader strategic initiatives, including its recent follow-on equity investment of $0.8m in the management services organization servicing the Texas-based “Heading Health” clinic network.

These efforts reflect BrainsWay’s broader strategy of partnering with leading behavioral health providers to increase awareness and accelerate the growth of interventional psychiatry.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Historical results or conclusions from scientific research and clinical do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com